UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 per share (“Common Stock”)

(Title of Class of Securities)

532403201

(CUSIP Number)

September 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons OneEnergy Partners Operating, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* OO

1	Name of Reporting Persons OneEnergy Partners Management Holdings, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* OO

1	Name of Reporting Persons OneEnergy Partners, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* OO

1	Name of Reporting Persons Carnelian OneEnergy Holdings, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* OO

1	Name of Reporting Persons Carnelian Energy Capital, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* PN

1	Name of Reporting Persons Carnelian Energy Capital GP, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* PN

1	Name of Reporting Persons Tomas Ackerman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* IN

1	Name of Reporting Persons Daniel Goodman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person* IN

Item 1.
	(a)	Name of Issuer: Lilis Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 300 E. Sonterra Blvd., Suite 1220 San Antonio, Texas 78258

Item 2.
(a)

Name of Persons Filing:
The names of the persons filing this statement are as follows:

OneEnergy Partners Operating, LLC

OneEnergy Partners Management Holdings, LLC

OneEnergy Partners, LLC

Carnelian OneEnergy Holdings, LLC

Carnelian Energy Capital, L.P.

Carnelian Energy Capital GP, L.P.

Tomas Ackerman

Daniel Goodman

(b)

Address of Principal Business Office or, if none, Residence:
The principal business address for the persons filing this statement is:

c/o Carnelian Energy Capital, L.P.

2229 San Felipe Street, Suite 1450

Houston, Texas 77019

(c)

Citizenship:
OneEnergy Partners Operating, LLC is a Delaware limited liability company

OneEnergy Partners Management Holdings, LLC is a Delaware limited liability company

OneEnergy Partners, LLC is a Delaware limited liability company

Carnelian OneEnergy Holdings, LLC is a Delaware limited liability company

Carnelian Energy Capital, L.P. is a Delaware limited partnership

Carnelian Energy Capital GP, L.P., is a Delaware limited partnership

Messrs. Ackerman and Goodman are United States citizens

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share
	(e)	CUSIP Number. 532403201

Item 3.
Not applicable.

Item 4.	Ownership.

OneEnergy Partners Operating, LLC is the direct owner of 0 shares of Common Stock.

OneEnergy Partners, LLC and OneEnergy Partners Management Holdings, LLC each own 99.99% and 0.01% of OneEnergy Partners Operating, LLC, respectively. Carnelian OneEnergy Holdings, LLC owns 98% of OneEnergy Partners, LLC. Carnelian Energy Capital, L.P. is the sole member of Carnelian OneEnergy Holdings, LLC. Carnelian Energy Capital GP, L.P. is the general partner of  Carnelian Energy Capital, L.P. Tomas Ackerman and Daniel Goodman are the principals of Carnelian Energy Capital, L.P. and the partners of Carnelian Energy Capital GP, L.P., with discretionary control over the assets of Carnelian Energy Capital, L.P.

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 64,247,893 shares of common stock outstanding as of August 7, 2018 based on the issuer’s Form 10-Q filed with the SEC on August 9, 2018.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims the existence of a “group” and, except as set forth below, disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be. Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purposes of presenting information with respect to the beneficial ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See discussion in Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See discussion in Items 2 and 4

Item 8.	Identification and Classification of Members of the Group.
See Joint Filing Agreement and discussion in Item 4.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2018

OneEnergy Partners Operating, LLC

By:	/s/ Brandon White
Brandon White
Chief Financial Officer

OneEnergy Partners Management Holdings, LLC

By:	/s/ Brandon White
Brandon White
Chief Financial Officer

OneEnergy Partners, LLC

By:	/s/ Brandon White
Brandon White
Chief Financial Officer

Carnelian OneEnergy Holdings, LLC

By:	/s/ Tomas Ackerman
Tomas Ackerman
Manager

Carnelian Energy Capital, L.P.

By:	/s/ Tomas Ackerman
Tomas Ackerman
Manager

Carnelian Energy Capital GP, L.P.

By:	/s/ Tomas Ackerman
Tomas Ackerman
Manager

/s/ Tomas Ackerman
Tomas Ackerman

/s/ Daniel Goodman
Daniel Goodman

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement